UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

E. Peter Strand

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,630,453 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 28,630,453 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,630,453 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 25.3%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,124,870 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 21,124,870 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,124,870 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,418 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 86,418 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,418 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 5 of 7 Pages

This Amendment No. 7 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”), originally filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Chafen Lu (“Dr. Lu” and, collectively, the “Reporting Persons”) and Leukon Investments, LP (“Leukon”) filed on March 27, 2019, as amended by Amendment No. 1 to the statement on Schedule 13D filed on August 23, 2019, Amendment No. 2 to the statement on Schedule 13D filed on September 16, 2019, Amendment No. 3 to the statement on Schedule 13D filed on December 17, 2019, Amendment No. 4 to the statement on Schedule 13D filed on January 2, 2020, Amendment No. 5 to the statement on Schedule 13D filed on October 15, 2020 and Amendment No. 6 to the statement on Schedule 13D filed on October 23, 2020 (such statement and amendments, as further amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 7, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On May 21, 2021, TAS entered into a Purchase Agreement with Polaris Venture Partners V, L.P., Polaris Venture Partners Founders’ Fund V, L.P., Polaris Venture Partners Entrepreneurs’ Fund V, L.P. and Polaris Venture Partners Special Founders’ Fund V, L.P. (collectively, the “Polaris Entities”), pursuant to which TAS purchased 2,773,479 Shares from the Polaris Entities at a purchase price of $3.19 per share, or $8,847,398.01 in the aggregate, payable in cash. TAS drew from its investment capital for such acquisition.

On May 24, 2021, TAS purchased 590,000 Shares on the open market at a weighted average price of $3.3764 per share for an aggregate purchase price of approximately $1,992,083 (excluding commissions). TAS drew from its investment capital for such acquisition.

On May 25, 2021, TAS purchased 383,830 Shares on the open market at a weighted average price of $3.5487 per share for an aggregate purchase price of approximately $1,362,096 (excluding commissions). TAS drew from its investment capital for such acquisition.

On May 26, 2021, TAS purchased 926,170 Shares on the open market at a weighted average price of $4.0011 per share for an aggregate purchase price of approximately $3,705,699 (excluding commissions). TAS drew from its investment capital for such acquisition.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5.

CUSIP No. 816212104	13D	Page 6 of 7 Pages

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 113,193,597 Shares issued and outstanding as of May 7, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated May 13, 2021. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of May 26, 2021.

The Reporting Persons, in the aggregate, beneficially own 28,630,453 Shares, representing approximately 25.3% of such class of securities.

Dr. Springer is the beneficial owner of a total of 28,630,453 Shares, representing approximately 25.3% of the outstanding Shares and consisting of (i) 7,293,625 Shares held directly, (ii) 79,130 Shares underlying warrants exercisable within 60 days of May 26, 2021 and held directly, (iii) 46,410 Shares issuable upon exercise of outstanding options within 60 days of May 26, 2021 and held directly, (iv) 19,154,427 Shares held by TAS, (v) 1,970,443 Shares underlying warrants exercisable within 60 days of May 26, 2021 held by TAS, and (vi) 86,418 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 21,124,870 Shares, representing approximately 18.7% of the outstanding Shares and consisting of (i) 19,154,427 Shares and (ii) 1,970,443 Shares underlying warrants exercisable within 60 days of May 26, 2021. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 86,418 Shares, representing approximately 0.1% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to be supplemented by the following:

Exhibit No.	Exhibit

99.6	Purchase Agreement, dated May 21, 2021, by and among TAS and the Polaris Entities.

[signature page follows]

CUSIP No. 816212104	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2021

/s/ Timothy A. Springer
Timothy A Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager